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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                           Transcisco Industries, Inc.
                 ---------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                    893531202
                  ---------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement. [X] (A fee is not required only if the filing person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 893531202                    13G


- --------------------------------------------------------------------------------
1.       Names of Reporting Persons
         S.S. or I.R.S. Identification            Bank of Bermuda Limited,
         Nos. of Above Persons                                     as trustee of
                                                                   the Southern
                                                                   Cross Trust

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box                            (a)
         if a Member of a Group                                  ---------------
                                                              (b)
- --------------------------------------------------------------------------------
3.       S.E.C. Use Only


- --------------------------------------------------------------------------------
4.   Citizenship or Place of                                  Bermuda
     Organization
- --------------------------------------------------------------------------------
Number of Shares                    (5) Sole Voting Power
                                                                160,654
                                    --------------------------------------------
Beneficially                        (6) Shared Voting
Owned by Each Reporting                 Power                   0
                                    --------------------------------------------
Person with                         (7) Sole Dispositive Power
                                                                160,654
                                    --------------------------------------------
                                    (8) Shared Dispositive
                                        Power                   0
- --------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially
         Owned by Each Reporting Person                         160,654
- --------------------------------------------------------------------------------
10.      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares
- --------------------------------------------------------------------------------
11.      Percent of Class Represented
         by Amount in Row 9                                       3.1%
- --------------------------------------------------------------------------------
12.      Type of Reporting Person
                                                          BK

- --------------------------------------------------------------------------------


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                       CONTINUATION PAGES OF SCHEDULE 13G
                                    FILED BY
                       BANK OF BERMUDA LIMITED, AS TRUSTEE
                                     OF THE
                              SOUTHERN CROSS TRUST

                  In accordance with Rule 101(a)(2)(ii) of Securities and Exchange Commission Regulation S-T, this Amendment No. 1 to the filings on
Schedule 13G, dated May 19, 1993 (together the "Schedules"), previously filed by Bank of Bermuda Limited as Trustee for the Southern Cross Trust, restates the Schedules.

Item 1(a)         Name of Issuer:

                  Transcisco Industries, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  555 California Street
                  San Francisco, California 94104

Item 2(a)         Name of Person Filing:

                  Bank of Bermuda Limited, as Trustee for the Southern Cross Trust

                  Bank of Bermuda Limited (the "Trustee") is currently the trustee of the Southern Cross Trust, which owns 160,654 shares of Common Stock of the Issuer. The Trustee does not have an economic interest in such shares, but as trustee of the Southern Cross Trust does have sole power to vote, receive dividends and distributions declared upon, and dispose of, such shares. Under certain rules of the Securities and Exchange Commission, so long as the Trustee retains such powers, he is deemed to have beneficial ownership thereof for purposes of Schedule 13G reporting.

                  The beneficiaries of the Southern Cross Trust are the spouse and parents of Mark C. Hungerford, 49 Ivy Drive, Ross, California ("Hungerford"), Hungerford's children, and MacAlister College, St. Paul, Minnesota (the "Beneficiaries"). Pursuant to a deed of trust, dated June 30, 1975, relating to the Southern Cross Trust, the economic interest


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           in the shares of the Issuer owned by the Southern Cross Trust is held by the Beneficiaries as a class. Distributions of trust income and principal can be made in the Trustee's discretion to any one or more of the Beneficiaries.

Item 2(b)  Address of Principal Business Office:

           6 Front Street
           Hamilton, Bermuda

Item 2(c)  Citizenship:

           Bermuda

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           893531202

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  (a) ( )  Broker or Dealer registered under Section 15 of the
                           Act

                  (b) ( )  Bank as defined in Section 3(a)(6) of the Act

                  (c) ( ) Insurance Company as defined in Section 3(a)(19) of the Act


                  (d) ( ) Investment Company registered under Section 8 of the Investment Company Act

                  (e) ( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940


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         (f) ( )  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

         (g) ( )  Parent Holding Company, in accordance with
                  Section 240.13d-1(b)(ii)(G)

         (h) ( )  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d- 1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      Amount Beneficially Owned

                  NOT APPLICABLE

         (b)      Percent of Class:



         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the
                           vote:

                 (ii)      shared power to vote or to direct the
                           vote:

                (iii)      sole power to dispose or to direct the
                           disposition of:

                 (iv) shared power to dispose or to direct the disposition of:


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Item 5.  Ownership of Five Percent or Less of a Class

         If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                 NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group.

                 NOT APPLICABLE

Item 9.  Notice of Dissolution of Group.

                 NOT APPLICABLE

Item 10. Certification.

                 NOT APPLICABLE because the statement is filed pursuant to Rule 13d-1(c).


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Signature.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 19, 1996

                                    BANK OF BERMUDA LIMITED
                                      as Trustee of the Southern Cross Trust

                                    By:     /s/ C. Gary Hepburn
                                            ------------------------------------
                                            Trust Officer

                                            /s/ Clive Standish-White
                                            ------------------------------------
                                            Senior Trust Officer


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